Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements as of and for the three and nine months ended September 30, 2025 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“2024 20-F”), as filed with the SEC on March 14, 2025.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	September 30,	December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$207,792	$110,213
Restricted cash, current	—	25,026
Accounts receivable, net	132,385	85,491
Contract assets	53,716	30,632
Prepaid expenses	56,337	27,333
Other current assets	16,171	9,902
Total current assets	466,401	288,597
Property and equipment, net	29,297	19,016
Intangible assets, net	148,912	115,539
Operating lease right-of-use assets	28,896	7,488
Goodwill	338,750	326,011
Deferred tax asset	1,546	1,192
Investments	31,779	31,717
Other assets	3,519	2,706
Total assets	$1,049,100	$792,266
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$59,921	$36,661
Accrued expenses	87,595	79,172
Deferred revenue	98,779	73,388
Current debt	4	19
Operating lease liabilities, current	4,076	3,003
Other current liabilities	18,920	9,327
Total current liabilities	269,295	201,570
Deferred tax liability	11,795	13,802
Operating lease liabilities, non-current	26,096	4,489
Other liabilities	19,384	—
Total liabilities	326,570	219,861
Commitments and contingencies (Note 17)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 242,824,068 shares issued and 238,718,120 shares outstanding at September 30, 2025; unlimited shares authorized, 215,261,974 shares issued and 211,156,026 shares outstanding at December 31, 2024	2,428	2,153
B Shares, $0.0001 par value, 22,500,000 shares authorized, 14,500,000 shares issued and outstanding at September 30, 2025; 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at December 31, 2024	1	2
Additional paid-in capital	1,966,811	1,700,065
Treasury stock, at cost, 4,105,948 shares at September 30, 2025 and December 31, 2024	(17,653)	(17,653)
Accumulated deficit	(1,178,487)	(1,087,527)
Accumulated other comprehensive loss	(50,570)	(24,635)
Total shareholders’ equity	722,530	572,405
Total liabilities and shareholders’ equity	$1,049,100	$792,266

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue	$166,283	$120,198	$428,993	$335,363
Cost of revenue	124,963	80,116	343,584	254,106
Gross profit	41,320	40,082	85,409	81,257
Operating expenses:
Sales and marketing	13,645	9,455	39,357	27,531
Research and development	4,943	5,848	22,615	19,683
General and administrative	45,670	30,403	144,705	82,855
Transaction expenses	2,667	432	5,452	2,524
Total operating expenses	66,925	46,138	212,129	132,593
Loss from operations	(25,605)	(6,056)	(126,720)	(51,336)
Interest (expense) income, net	(138)	(13)	855	1,001
Gain (loss) on disposal of assets	39	1	26	(18)
(Loss) gain on foreign currency	(7,519)	21,099	31,722	17,190
Total other (expense) income	(7,618)	21,087	32,603	18,173
(Loss) income before income taxes	(33,223)	15,031	(94,117)	(33,163)
Income tax benefit (expense)	2,592	(4,618)	302	(4,404)
Gain from equity method investment	1,817	2,092	2,855	2,739
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)
(Loss) earnings per share attributable to common stockholders:
Basic	$(0.11)	$0.05	$(0.36)	$(0.15)
Diluted	$(0.11)	$0.05	$(0.36)	$(0.15)
Weighted average common stock outstanding:
Basic	257,661,292	229,588,604	253,138,423	229,460,263
Diluted	257,661,292	233,730,434	253,138,423	229,460,263

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)
Other comprehensive income (loss):
Foreign currency translation adjustments	5,853	(18,488)	(25,935)	(15,600)
Comprehensive loss	$(22,961)	$(5,983)	$(116,895)	$(50,428)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2025	215,261,974	$2,153	18,500,000	$2	$1,700,065	(4,105,948)	$(17,653)	$(1,087,527)	$(24,635)	$572,405
Net loss	—	—	—	—	—	—	—	(8,198)	—	(8,198)
Stock-based compensation	—	—	—	—	12,835	—	—	—	—	12,835
Vesting of shares	4,077,169	41	—	—	(41)	—	—	—	—	—
Issuance of common stock in connection with additional equity offering, net of equity issuance costs of $6,000	17,647,059	176	—	—	143,824	—	—	—	—	144,000
Issuance of common stock in connection with NFL Warrant redemptions	3,995,825	40	(4,000,000)	(1)	(39)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(10,199)	(10,199)
Balance at March 31, 2025	240,982,027	$2,410	14,500,000	$1	$1,856,644	(4,105,948)	$(17,653)	$(1,095,725)	$(34,834)	$710,843
Net loss	—	—	—	—	—	—	—	(53,948)	—	(53,948)
Stock-based compensation	—	—	—	—	84,841	—	—	—	—	84,841
Vesting of shares	1,565,141	15	—	—	(15)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(21,589)	(21,589)
Balance at June 30, 2025	242,547,168	$2,425	14,500,000	$1	$1,941,470	(4,105,948)	$(17,653)	$(1,149,673)	$(56,423)	$720,147
Net loss	—	—	—	—	—	—	—	(28,814)	—	(28,814)
Stock-based compensation	—	—	—	—	25,344	—	—	—	—	25,344
Vesting of shares	276,900	3	—	—	(3)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	5,853	5,853
Balance at September 30, 2025	242,824,068	$2,428	14,500,000	$1	$1,966,811	(4,105,948)	$(17,653)	$(1,178,487)	$(50,570)	$722,530

	Common Stock	Amounts	B Shares	Amounts	Additional Paid-in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2024	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(25,541)	—	(25,541)
Stock-based compensation	—	—	—	—	6,712	—	—	—	—	6,712
Vesting of shares	1,797,493	18	—	—	(18)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,656)	(3,656)
Balance at March 31, 2024	215,022,361	$2,150	18,500,000	$2	$1,652,776	(4,105,948)	$(17,653)	$(1,050,028)	$(36,713)	$550,534
Net loss	—	—	—	—	—	—	—	(21,792)	—	(21,792)
Stock-based compensation	—	—	—	—	17,100	—	—	—	—	17,100
Vesting of shares	78,451	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	6,544	6,544
Balance at June 30, 2024	215,100,812	$2,151	18,500,000	$2	$1,669,875	(4,105,948)	$(17,653)	$(1,071,820)	$(30,169)	$552,386
Net income	—	—	—	—	—	—	—	12,505	—	12,505
Stock-based compensation	—	—	—	—	8,862	—	—	—	—	8,862
Vesting of shares	144,891	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(18,488)	(18,488)
Balance at September 30, 2024	215,245,703	$2,152	18,500,000	$2	$1,678,736	(4,105,948)	$(17,653)	$(1,059,315)	$(48,657)	$555,265

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Nine Months Ended September 30,
	2025	2024
Cash Flows from operating activities:
Net loss	$(90,960)	$(34,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	50,435	57,208
(Gain) loss on disposal of assets	(26)	18
Stock-based compensation	123,020	32,955
Non-cash consideration, net	(1,039)	(1,240)
Non-cash interest expense, net	585	—
Non-cash lease expense	3,498	3,431
Loss on lease abandonment and impairment	195	—
Amortization of contract costs	1,082	939
Deferred income taxes	(2,362)	—
Allowance for expected credit losses	275	(122)
Gain from equity method investment	(2,855)	(2,739)
Gain on foreign currency remeasurement	(31,143)	(16,940)
Changes in operating assets and liabilities
Effect of business combinations	(4,399)	—
Accounts receivable	(46,129)	(2,693)
Contract assets	(23,084)	(11,122)
Prepaid expenses	(21,346)	1,233
Other current assets	(6,719)	2,480
Other assets	(1,341)	(1,287)
Accounts payable	23,259	(30,970)
Accrued expenses	924	11,482
Deferred revenue	25,391	(5,485)
Other current liabilities	2,767	(3,579)
Operating lease liabilities	(2,587)	(3,516)
Net cash used in operating activities	(2,559)	(4,775)
Cash flows from investing activities:
Purchases of property and equipment	(15,653)	(9,446)
Capitalization of internally developed software costs	(44,666)	(38,110)
Distributions from equity method investments	2,787	1,561
Purchases of intangible assets	(1,259)	—
Acquisition of business, net of cash acquired	(14,841)	—
Proceeds from disposal of assets	40	10
Net cash used in investing activities	(73,592)	(45,985)
Cash flows from financing activities:
Proceeds from issuance of common shares, net of equity issuance costs	144,000	—
Repayment of loans and mortgage	(17)	(16)
Repayment of promissory notes	—	(7,575)
Net cash provided by (used in) financing activities	143,983	(7,591)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,721	1,633
Net increase (decrease) in cash, cash equivalents and restricted cash	72,553	(56,718)
Cash, cash equivalents and restricted cash at beginning of period	135,239	125,793
Cash, cash equivalents and restricted cash at end of period	$207,792	$69,075
Supplemental disclosure of cash activities:
Cash paid during the period for interest	$2,624	$579
Cash paid during the period for income taxes	$3,003	$1,596

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US generally accepted accounting principles (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2024 20-F as filed with the SEC on March 14, 2025. The condensed consolidated balance sheet as of December 31, 2024, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2025, its results of operations, comprehensive loss and shareholders’ equity for the three and nine months ended September 30, 2025 and 2024, and its cash flows for the nine months ended September 30, 2025 and 2024. The results of the three and nine months ended September 30, 2025 are not necessarily indicative of the results to be expected for the year ended December 31, 2025 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, the valuation allowance for deferred tax assets, stock-based compensation including the fair value of equity awards, revenue recognition, capitalization of internally developed software costs, and the valuation of other intangible assets. The Company bases its estimates on historical experience and also on assumptions that it believes are reasonable. Due to the inherent uncertainty involved in making assumptions and estimates, changes in circumstances could result in actual results differing from those estimates, and such differences could be material to the Company’s consolidated balance sheets, statements of operations and comprehensive loss.

Intangible Assets

Intangible assets acquired in a business combination are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired and reported net of accumulated amortization, separately from goodwill. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Technology

Technology is finite-lived intangible asset amortized on a straight-line basis over its estimated useful life of three years. Technology primarily represents Genius Sports proprietary sports management technology platform generated through business combinations. The related amortization expense is classified as cost of revenue in the consolidated statements of operations. Technology also includes other acquired third-party software not acquired in business combinations. The related amortization expense for third-party software is generally classified as general and administrative and research and development expenses in the consolidated statements of operations.

Other intangible assets

Other intangible assets are finite-lived intangible assets amortized on a straight-line basis over their estimated useful life of three years. Other intangibles represent the value to the Company of the incremental revenue growth that could potentially be obtained from deploying GeniusIQ technology on an exclusive basis in certain venues. The related amortization expense is classified in cost of revenue in the consolidated statements of operations.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision-usefulness of income tax disclosures, particularly in the rate reconciliation table and disclosures about income taxes paid. ASU 2023-09 is effective for the Company for the annual reporting period beginning January 1, 2025, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements and does not expect it to have a material impact on the consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses, which is intended to enhance the transparency and decision-usefulness of expense disclosures, and requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items in the consolidated statements of operations. ASU 2024-03 is effective for the Company for the annual reporting period beginning January 1, 2027 and interim periods after December 15, 2027, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which is intended to provide a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for the Company for the annual and interim reporting periods beginning January 1, 2026, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06 Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which is intended to modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for the Company for the annual and interim reporting periods beginning January 1, 2028, with early adoption permitted. The Company is currently in the process of evaluating the effects of this pronouncement on the Company’s consolidated financial statements.

There are no other accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 was effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard resulted in additional disclosures including significant segment expenses provided to the CODM (see Note 4 – Segment Information).

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 2. Business Combinations

Sports Innovation Lab Acquisition

On September 17, 2025, the Company acquired all outstanding equity interests in Sports Innovation Lab, Inc (“SIL”) for cash, including contingent consideration. SIL, based in Boston, Massachusetts, is a fan intelligence and data analytics company that empowers brands, agencies, and sports organizations to understand and engage modern sports audiences. In allocating consideration transferred based on preliminary estimated fair values, the Company recorded acquired intangible Technology assets and goodwill. The goodwill is not deductible for U.S. income tax purposes.

Note 3. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue by Product Line
Betting Technology, Content and Services	$110,010	$85,625	$304,068	$226,646
Media Technology, Content and Services	41,788	22,126	86,283	75,554
Sports Technology and Services	14,485	12,447	38,642	33,163
Total	$166,283	$120,198	$428,993	$335,363

Revenues by Major Customers

One customer accounted for 12% and 10% of revenue in the three months ended September 30, 2025 and 2024, respectively. One customer accounted for 13% and 11% of revenue in the nine months ended September 30, 2025 and 2024, respectively.

Revenue from Other Sources

For the three and nine months ended September 30, 2025 and 2024, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $584.4 million as of September 30, 2025. The Company expects to recognize approximately 53% in revenue within one year, and the remainder within the next 13 – 87 months.

During the three months ended September 30, 2025 and 2024, the Company recognized revenue of $23.2 million and $20.4 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services. During the nine months ended September 30, 2025 and 2024, the Company recognized revenue of $69.5 million and $56.7 million, respectively, for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 6 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of September 30, 2025, the Company had $53.7 million of contract assets and $98.8 million of contract liabilities, recognized as deferred revenue. As of December 31, 2024, the Company had $30.6 million of contract assets and $73.4 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of September 30, 2025 within the next 12 months.

Note 4. Segment Information

The Company has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment. The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The accounting policies of the single reportable segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance for the segment and decides how to allocate resources based on net (loss) income that also is reported on the consolidated statements of operations as net (loss) income. The measure of segment assets is reported on the consolidated balance sheets as total assets. Net (loss) income is used by our CODM to identify underlying trends in the performance of the Company and make comparisons with the financial performance of competitors. Net (loss) income is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in establishing management’s compensation.

Revenue, significant segment expenses, and net (loss) income provided to the CODM are as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue	$166,283	$120,198	$428,993	$335,363
Data and streaming rights	(60,668)	(37,164)	(145,539)	(109,872)
Media direct costs	(22,417)	(9,697)	(47,197)	(36,825)
Other direct variable costs	(15,763)	(13,758)	(43,022)	(40,731)
Employee expenses	(34,571)	(37,355)	(111,927)	(100,831)
Capitalized software development costs	15,852	14,254	44,666	38,110
Overhead costs	(27,016)	(17,414)	(72,258)	(42,924)
Other segment items (1)	(50,514)	(6,559)	(144,676)	(77,118)
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)

(1)
Other segment items include transaction expenses, stock-based compensation, amortization of internally developed software costs, other depreciation and amortization, interest (expense) income, net, (loss) gain on foreign currency, income tax benefit (expense), gain from equity method investment and gain (loss) on disposal of assets.

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consist of the following (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue by geographical market:
Europe	$78,474	$68,365	$216,056	$182,055
Americas	77,534	43,782	183,850	131,929
Rest of the world	10,275	8,051	29,087	21,379
Total	$166,283	$120,198	$428,993	$335,363

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

In the three months ended September 30, 2025, the United States and Gibraltar represented 40% and 14% of total revenue, respectively. In the three months ended September 30, 2024, the United States, Gibraltar and the United Kingdom represented 29%, 17% and 13% of total revenue, respectively. In the nine months ended September 30, 2025, the United States, Gibraltar and the United Kingdom represented 37%, 14% and 10% of total revenue, respectively. In the nine months ended September 30, 2024, the United States, Gibraltar and the United Kingdom represented 31%, 14% and 11% of total revenue, respectively. No other countries represented more than 10% of revenues.

Note 5. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30,	December 31,
	2025	2024
Cash and cash equivalents	$207,792	$110,213
Restricted cash, current	—	25,026
Cash, cash equivalents and restricted cash	$207,792	$135,239

Restricted cash related to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million ($25.0 million) as of December 31, 2024.

Note 6. Accounts Receivable, Net

As of September 30, 2025, accounts receivable, net consisted of accounts receivable of $136.3 million less allowance for credit losses of $3.9 million. As of December 31, 2024, accounts receivable, net consisted of accounts receivable of $90.5 million less allowance for credit losses of $5.0 million.

The movement in the allowance for credit losses during periods presented are as follows:

	2025	2024
Beginning balance – January 1	$4,974	$5,136
Provision for expected credit losses	500	(44)
Write-offs, net of recoveries	(1,633)	(1,109)
Foreign currency translation adjustments	19	14
Ending balance – September 30	$3,860	$3,997

Note 7. Intangible Assets, Net

Intangible assets subject to amortization as of September 30, 2025 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	3	$67,064	$47,504	$19,560
Marketing products	8	59,099	45,589	13,510
Technology	3	115,038	107,235	7,803
Capitalized software	2	250,818	167,366	83,452
Other intangible assets	3	25,848	1,261	24,587
Total intangible assets		$517,867	$368,955	$148,912

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Intangible assets subject to amortization as of December 31, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$42,474	$24,590
Marketing products	9	59,099	44,365	14,734
Technology	2	107,279	106,399	880
Capitalized software	2	206,003	130,668	75,335
Total intangible assets		$439,445	$323,906	$115,539

Amortization expense was $16.4 million and $13.6 million for the three months ended September 30, 2025 and 2024, respectively. Amortization expense was $45.1 million and $52.6 million for the nine months ended September 30, 2025 and 2024, respectively.

No impairment of intangible assets was recognized for the three and nine months ended September 30, 2025 and 2024.

Note 8. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2024	$326,011
Goodwill acquired	12,739
Balance as of September 30, 2025	$338,750

For the three and nine months ended September 30, 2025, the carrying amount of goodwill increased by $12.7 million due to the SIL acquisition (see Note 2 – Business Combinations).

No impairment of goodwill was recognized for the three and nine months ended September 30, 2025 and 2024.

Note 9. Other Assets

Other assets (current and long-term) as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30,	December 31,
	2025	2024
Other current assets:
Non-trade receivables	$857	$51
Corporate tax receivable	5,976	4,309
Sales tax receivable	5,934	1,101
Other tax receivable	1,866	2,855
Inventory	374	482
Contract costs	1,164	1,104
Total other current assets	$16,171	$9,902
Other assets:
Security deposit	$1,592	$987
Withholding tax receivable	823	572
Contract costs	1,104	1,147
Total other assets	$3,519	$2,706

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Debt

The following table summarizes outstanding debt balances as of September 30, 2025 and December 31, 2024 (in thousands):

	Date of	Maturity	Effective	September 30,	December 31,
Instrument	Issuance	Date	Interest Rate	2025	2024
Genius Sports Italy Srl Mortgage	December 2010	December 2025	3.4%	$4	$19
				$4	$19
Less current portion of debt				(4)	(19)
Non-current portion of debt				$—	$—

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million. The outstanding balance is equivalent to less than $0.1 million as of September 30, 2025, and is to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum, and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of September 30, 2025 the Company was in compliance with all applicable covenants.

During the second and third quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($61.9 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($123.7 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of September 30, 2025 and December 31, 2024, the Company had no outstanding borrowings under the Credit Agreement. As of September 30, 2025 the available facility value was $56.3 million.

Interest Expense

Interest expense was $1.6 million and $0.5 million for the three months ended September 30, 2025 and 2024, respectively. Interest expense was $3.2 million and $0.6 million for the nine months ended September 30, 2025 and 2024, respectively.

Debt Maturities

Expected future payments for all borrowings as of September 30, 2025 are as follows:

Fiscal Period:	(in thousands)
2025 (Remaining)	$4
2026	—
2027	—
2028	—
2029	—
Thereafter	—
Total payment outstanding	$4

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 11. Other Liabilities

Other liabilities (current and long-term) as of September 30, 2025 and December 31, 2024 are as follows (in thousands):

	September 30,	December 31,
	2025	2024
Other current liabilities:
Corporate tax payable	$793	$1,295
Sales tax payable	813	727
Legal provisions	4,800	—
Deferred consideration	—	6,031
Contingent consideration	—	413
Other payables	12,514	861
Total other current liabilities	$18,920	$9,327
Other liabilities:
Contingent consideration	$3,611	$—
Deferred consideration	389	—
Other payables	15,384	—
Total other liabilities	$19,384	$—

Note 12. (Loss) Earnings Per Share

The Company’s basic net (loss) earnings per share is computed by dividing the net (loss) income attributable to common stockholders by the weighted-average shares of common stock outstanding (including vested warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Vested warrants issued to the NFL are included in adjusted weighted average common stock outstanding as they can be converted to ordinary shares of the Company for an exercise price of $0.01 per warrant share. The B Shares, issued in connection with the License Agreement (defined below), are not included in the (loss) earnings per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted (loss) earnings per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted loss per share attributable to common stockholders was the same for the three months ended September 30, 2025 and nine months ended September 30, 2025 and 2024 as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The computation of (loss) earnings per share and weighted average shares of the Company’s common stock outstanding for the three and nine months ended September 30, 2025 and 2024 is as follows (in thousands except share and per share data):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Net (loss) earnings attributable to common stockholders – basic	$(28,814)	$12,505	$(90,960)	$(34,828)
Shares used in computation:
Weighted average common stock outstanding	238,661,292	211,088,604	236,570,658	210,960,263
Vested warrants issued to NFL to purchase common stock	19,000,000	18,500,000	16,567,766	18,500,000
Adjusted weighted average common stock outstanding – basic	257,661,292	229,588,604	253,138,423	229,460,263
(Loss) earnings per share attributable to common stockholders – basic	$(0.11)	$0.05	$(0.36)	$(0.15)

Net (loss) earnings attributable to common stockholders – diluted	$(28,814)	$12,505	$(90,960)	$(34,828)
Shares used in computation:
Weighted average common stock outstanding	238,661,292	211,088,604	236,570,658	210,960,263
Warrants issued to NFL to purchase common stock	19,000,000	18,500,000	16,567,766	18,500,000
Unvested equity-settled restricted share units	—	3,102,249	—	—
Unvested equity-settled performance-based restricted share units	—	1,039,581	—	—
Adjusted weighted average common stock outstanding – diluted	257,661,292	233,730,434	253,138,423	229,460,263
(Loss) earnings per share attributable to common stockholders – diluted	$(0.11)	$0.05	$(0.36)	$(0.15)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net (loss) earnings per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Stock options to purchase common stock	23,007	91,436	23,007	91,436
Unvested restricted shares	—	1,474,191	—	1,474,191
Unvested warrants issued to NFL to purchase common stock	5,000,000	—	5,000,000	—
Unvested equity-settled restricted share units	5,867,257	—	5,867,257	6,170,169
Unvested equity-settled performance-based restricted share units	23,151,530	12,009,811	23,151,530	13,159,771
Total	34,041,794	13,575,438	34,041,794	20,895,567

Note 13. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October 2020 Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section)

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April 2021 Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October 2020 Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April 2021 Modification, which is determined to be immaterial.

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected participants from April 20, 2024 and April 20, 2025, to April 20, 2026, resulting in an increase in related compensation cost of $3.7 million, recognized in the three and six months ended June 30, 2024.

A summary of the Company’s restricted shares activities for the nine months ended September 30, 2025 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2024	1,474,191	$9.64
Vested	(1,472,053)	$9.64
Forfeited	(2,138)	$9.64
Unvested restricted shares as of September 30, 2025	—	$—

The compensation cost recognized for the restricted shares during the three months ended September 30, 2025 and 2024 was zero. The compensation cost recognized for the restricted shares during the nine months ended September 30, 2025 and 2024 was zero and $4.6 million, respectively.

As of September 30, 2025, there is no unrecognized compensation cost related to the restricted shares.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

A summary of the Company’s options activity for the nine months ended September 30, 2025 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2024	37,476	$10.00	1.3	$—
Forfeited	(14,469)	$10.00
Outstanding as of September 30, 2025	23,007	$10.00	0.6	$43
Exercisable as of September 30, 2025	23,007
Unvested as of September 30, 2025	—

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The compensation cost recognized for options during the three months ended September 30, 2025 and 2024 was zero and $0.1 million, respectively. The compensation cost recognized for options during the nine months ended September 30, 2025 and 2024 was $0.1 million and $0.4 million, respectively. The total fair value of options that vested during the three and nine months ended September 30, 2025 was zero and $0.2 million, respectively.

As of September 30, 2025, there is no unrecognized stock-based compensation expense related to the stock options.

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees (1) Equity-settled Restricted Share Units (“RSUs”), (2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and (3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2024 Employee Incentive Plan

On April 3, 2024, (“2024 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2024 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2025 Employee Incentive Plan

On April 10, 2025, (“2025 Grant Date”) the Board of Directors granted employees (1) RSUs, (2) Cash-settled RSUs and (3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2025 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

On May 13, 2025, the Board of Directors granted employees RSUs, vesting after one year, and subject to a service condition.

On May 15, 2025 and May 20, 2025, the Board of Directors granted employees PSUs, vesting either annually over three years, or over three years, subject to a service condition, and performance conditions related to the Company’s revenue growth.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s Equity-settled Restricted Share Units activity for the nine months ended September 30, 2025 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2024	6,665,511	$5.50
Granted	2,535,975	$9.87
Forfeited	(448,824)	$6.18
Vested	(2,885,405)	$5.44
Unvested RSUs as of September 30, 2025	5,867,257	$7.37

The compensation cost recognized for RSUs during the three months ended September 30, 2025 and 2024 was $6.0 million and $3.7 million, respectively. The compensation cost recognized for RSUs during the nine months ended September 30, 2025 and 2024 was $17.3 million and $11.5 million, respectively.

As of September 30, 2025, the Company had $25.3 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 1.8 years.

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.6 million and $0.5 million as of September 30, 2025 and December 31, 2024, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the nine months ended September 30, 2025 is as follows:

	Number of Cash-settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2024	94,279	$5.38
Granted	34,840	$9.58
Forfeited	(1,672)	$5.44
Vested	(41,022)	$5.28
Unvested Cash-settled RSUs as of September 30, 2025	86,425	$7.12

The compensation cost recognized for Cash-settled RSUs during the three months ended September 30, 2025 and 2024 was $0.2 million and $0.2 million, respectively. The compensation cost recognized for Cash-settled RSUs during the nine months ended September 30, 2025 and 2024 was $0.4 million and $0.3 million, respectively.

As of September 30, 2025, the Company had $0.5 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 1.9 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at between 0% – 150% of the

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

number of awards granted depending on achievement of the performance goals but remain subject to vesting for the full three-year service period.

During the first quarter of fiscal year 2025, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2023 was confirmed as 127% and 150%, respectively, resulting in an increase in related compensation cost of $7.4 million. The compensation cost recognized for PSUs granted in 2023 increased by $0.6 million and $6.8 million during the three and nine months ended September 30, 2025, respectively.

During the second and third quarter of fiscal year 2025, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2024 was adjusted to reflect estimated achievement of 150% and 150%, respectively, resulting in an increase in related compensation cost of $8.7 million. The compensation cost recognized for PSUs granted in 2024 increased by $0.8 million and $4.4 million during the three and nine months ended September 30, 2025, respectively.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the nine months ended September 30, 2025 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2024	12,636,379	$5.37
Granted	12,508,700	$9.98
Forfeited	(431,797)	$5.70
Vested	(1,561,752)	$4.26
Unvested PSUs as of September 30, 2025	23,151,530	$7.93

The compensation cost recognized for PSUs during the three months ended September 30, 2025 and 2024 was $15.1 million and $5.1 million, respectively. The compensation cost recognized for PSUs during the nine months ended September 30, 2025 and 2024 was $57.6 million and $16.2 million, respectively.

As of September 30, 2025, the Company had $102.3 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.1 years.

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplated a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants were subject to vesting over a two-year term in three tranches. Additionally, each warrant was issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029. The additional warrants were not issued with any B Shares.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants are accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the additional warrants is estimated to be equal to the closing price of the Company’s common stock of $9.48 as of the grant date on June 6, 2025.

A summary of the Company’s warrants activity for the nine months ended September 30, 2025 is as follows:

Number of Warrants
Outstanding as of December 31, 2024	18,500,000
Issued	9,500,000
Exercised	(4,000,000)
Outstanding as of September 30, 2025	24,000,000

The cost recognized for the warrants during the three months ended September 30, 2025 and 2024 was $4.2 million and zero, respectively. The cost recognized for the warrants during the nine months ended September 30, 2025 and 2024 was $48.0 million and zero, respectively. A total of zero and 4,500,000 warrants vested during the three and nine months ended September 30, 2025. As of September 30, 2025, the Company had $42.0 million of unrecognized stock-based compensation expense related to the warrants. This cost is expected to be recognized over a weighted-average period of 2.5 years.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Cost of revenue	$4,305	$143	$48,274	$435
Sales and marketing	1,881	997	7,111	3,224
Research and development	2,505	1,374	7,890	4,148
General and administrative	16,856	6,503	60,192	25,148
Total	$25,547	$9,017	$123,467	$32,955

Note 14. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•
Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•
Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration relating to the SIL business combination was determined based on the maximum potential payout, as the Company expects all thresholds to be met or exceeded. Changes to the inputs could have a material impact on the Company’s financial position and results of operations in any given period.

The contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”) was settled during the first quarter of fiscal year 2025.

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2025
Beginning balance – January 1	$413
Additions (1)	3,611
Contingent consideration payments	(426)
Foreign currency translation adjustments	13
Ending balance – September 30	$3,611

(1)
Additions represent contingent consideration liabilities arising from the SIL acquisition (refer to Note 2 – Business Combinations) in the third quarter of fiscal year 2025.

During the three and nine months ended September 30, 2025, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 15. Income Taxes

The Company had an income tax benefit of $2.6 million and income tax expense of $4.6 million, relative to pre-tax loss of $33.2 million and pre-tax income of $15.0 million for the three months ended September 30, 2025 and 2024, respectively. The Company had an income tax benefit of $0.3 million and income tax expense of $4.4 million, relative to pre-tax loss of $94.1 million and $33.2 million for the nine months ended September 30, 2025 and 2024, respectively.

On July 4, 2025, the One Big Beautiful Bill Act (the “Act”) was enacted into law in the United States of America, with certain provisions of the Act effective in 2025 and other provisions becoming effective in 2026 and beyond. The Company is in the process of evaluating the impacts of the Act to our consolidated financial statements, and the Act did not have a material impact thus far to the current year financial statements.

As of September 30, 2025 and December 31, 2024, the Company had no uncertain tax positions.

Note 16. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of September 30, 2025, the Company’s lease agreements have varying lease terms that do not currently exceed seven years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Operating lease cost	$1,979	$979	$4,609	$3,305
Short term lease cost	119	256	591	719
Variable lease cost	95	112	443	442
Sublease income	(160)	—	(160)	(36)
Total lease cost	$2,033	$1,347	$5,483	$4,430

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Nine Months Ended September 30,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,587	$3,516
Right-of-use assets obtained in exchange for new operating lease liabilities	24,520	4,571
Weighted-average remaining lease term (in years):
Operating leases	6.1	3.2
Weighted-average discount rate:
Operating leases	7.2%	8.8%

During the nine months ended September 30, 2025, the Company (i) entered into long-term leases for additional office space in (i) New York, United States of America, (ii) Los Angeles, United States of America, (iii) Lausanne, Switzerland and (iv) Singapore, and extended an existing lease for office space in Shanghai, China, resulting in additional liabilities of $15.8 million, $7.5 million, $1.2 million, $0.1 million, and $0.1 million, respectively. During the nine months ended September 30, 2024, the Company i) exercised a renewal option for office space and entered into a long-term lease for additional office space in Medellín, Colombia; ii) extended an existing lease for office space in Sofia, Bulgaria; iii) entered into a long-term lease for additional office space in Tallinn, Estonia; and iv) extended an existing lease for office space in Lausanne, Switzerland, resulting in additional liabilities of $2.2 million, $1.5 million, $0.6 million and $0.3 million, respectively.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of September 30, 2025, the maturities of lease liabilities are as follows (in thousands):

(in thousands)
2025 (Remaining)	$1,046
2026	6,060
2027	5,990
2028	6,104
2029	5,556
Thereafter	13,072
Total minimum lease payments	37,828
Less: Imputed interest	(7,656)
Present value of lease liabilities	$30,172

Note 17. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $95.2 million as of September 30, 2025, with approximately $27.7 million due within one year and the remaining due by 2028.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company in the United States District Court for the Eastern District of Texas. Sportscastr is claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. Sportscastr is seeking an order prohibiting any infringement and monetary relief against the Company. On February 25, 2025, Sportscastr amended the complaint to add antitrust allegations under federal and Texas state antitrust laws involving the distribution of official, live professional sports data. Trial is listed to take place in January 2026. The Company is defending all claims. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Volleystation Litigation

On December 23, 2024 the Company issued a claim in the Circuit Court of Warsaw, Intellectual Property Division, Poland against Volleystation sp z.o.o. The claim alleges copyright infringement of the creative structure of a database the Company developed to collect and collate match data from volleyball matches in its software. A defense has been filed to the claim. This litigation is currently on-going and the Company can provide no assurances regarding the outcome of the claim and the impact it may have on the Company’s business and reputation.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Note 18. Related Party Transactions

The Company made payments of $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company during the three months ended September 30, 2025 and 2024, and payments of $0.2 million for the nine months ended September 30, 2025 and 2024.

The Company recognized revenue of $1.7 million and $1.1 million for the three months ended September 30, 2025 and 2024, and $1.7 million and $1.3 million for the nine months ended September 30, 2025 and 2024 from CFL Ventures, in which the Company has a minority interest.

The Company recognized compensation cost of $0.3 million and $0.1 million during the three months ended September 30, 2025 and 2024, respectively, and $1.1 million and $0.4 million during the nine months ended September 30, 2025 and 2024, respectively in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 19. Subsequent Events

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded.

On October 10, 2025, the parties informed the Court that they have reached a settlement of all claims, which must be reviewed and approved by the Court. Following Court approval, and in satisfaction of its indemnification obligations, the Company will make a payment on behalf of the indemnified defendants towards the agreed settlement. The expected settlement contribution is included within other current liabilities as of September 30, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2024 in our 2024 20-F.

Genius’ actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in our 2024 20-F. Certain amounts may not foot due to rounding.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences, performance analysis tools and officiating solutions, while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with approximately 400 sports leagues and federations, over 650 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius has a single operating segment that derives revenues from customers by providing access to Betting Content Technology, Content and Services, Media Technology Content and Services and Sports Technology and Services, and therefore has one reportable segment.

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, A/V game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations, and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live A/V game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, engage and/or acquire sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers engage and acquire fans. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sports data. Genius seeks to maintain an optimal portfolio of data rights, from high-profile, widely followed sports events, such as the EPL, the NFL, Serie A and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all sports tiers, time zones, and geographic locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2028–2029 season and NFL data rights contract, which runs through the end of the 2029 season, accounts for a majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large, localized fan bases. Genius estimates that these sports comprise approximately 95% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive, co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	September 30,
	2025	2024
Events under official rights(1)	206,029	145,715
Of which, exclusive	118,758	113,595

(1) Genius had an additional 125,320 eSports events as of September 30, 2025 and 2024.

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around-the-clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2–4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the US Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ condensed consolidated statements of operations. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $8.5 million and $7.3 million decrease in reported revenue for the three months ended September 30, 2025 and 2024, respectively, and a $23.3 million and $19.3 million decrease in reported revenue for the nine months ended September 30, 2025 and 2024, respectively.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable or receivable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the condensed consolidated statements of operations and the related payment or receipt, under the condensed consolidated statements of operations caption “(loss) gain on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

NFL License Agreement

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). On June 6, 2025, the Company extended the License Agreement through the end of the 2029 NFL season. Pursuant to the extended License Agreement, the Company issued the NFL an additional 9,500,000 warrants with each warrant entitling the NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. Of such additional warrants, 4,500,000 warrants vested on June 10, 2025 and 5,000,000 will vest on April 1, 2028, unless delayed at the sole discretion of the NFL to no later than August 2, 2029.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation or postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$110,010	$85,625	$304,068	$226,646
Media Technology, Content and Services	41,788	22,126	86,283	75,554
Sports Technology and Services	14,485	12,447	38,642	33,163
Total Revenue	$166,283	$120,198	$428,993	$335,363

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”) or Net Gaming Revenue (“NGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. NGR is jurisdiction specific but generally represents GGR after deducting expenses such as bonuses or promotion incentives granted to players, taxes or duty paid. Depending on the agreement the Company uses GGR or NGR to determine the amounts customers owe the Company. GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free-to-play games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. The Company expenses the data and streaming rights in costs of revenue as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content for their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contracts, are typically fixed.

Sales and marketing. Sales and marketing expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, marketing subscriptions, and facility costs.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), travel and accommodation costs, facility costs, server and bandwidth costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage, and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), subscriptions and software licenses and facility costs.

Transaction expenses. Transaction expenses consist primarily of advisory, legal, accounting, valuation, other professional or consulting fees in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Income tax benefit (expense). Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the UK. See Note 15 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including but not limited to stock-based compensation expense (including related employer payroll taxes), litigation and related costs, transaction expenses and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
	(dollars, in thousands)
Net (loss) income	$(28,814)	$12,505	$(90,960)	$(34,828)
Adjusted for:
Net, interest expense (income)	138	13	(855)	(1,001)
Income tax (benefit) expense	(2,592)	4,618	(302)	4,404
Amortization of acquired intangibles (1)	2,572	2,725	6,936	21,953
Other depreciation and amortization (2)	16,519	12,946	44,581	36,194
Stock-based compensation (3)	25,863	9,322	128,166	34,559
Transaction expenses	2,667	432	5,452	2,524
Litigation and related costs (4)	9,598	3,295	23,513	5,643
Loss (gain) on foreign currency	7,519	(21,099)	(31,722)	(17,190)
Other (5)	518	934	3,104	1,108
Adjusted EBITDA	$33,988	$25,691	$87,913	$53,366

(1)
Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).
(2)
Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.
(3)
Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.
(4)
Includes litigation and related costs incurred by the Company relating to discrete and non-routine legal proceedings that are not part of the normal operations of the Company’s business. For the three and nine months ended September 30, 2025 and 2024, legal proceedings included Sportscastr litigation, dMY litigation and Spirable litigation (as described in Item 3.D “Risks Related to Legal Matters and Regulations” of the 2024 20-F), and Volleystation litigation (as described in Note 17 – Commitments and Contingencies). All other legal proceedings are expensed as part of our on-going operations and included in general and administrative expenses.
(5)
Includes severance costs and non-recurring compensation payments, expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, loss on impairment of property leases, and professional fees for finance transformation project.

Operating Results

Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended
	September 30,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Revenue	$166,283	$120,198	$46,085	38%
Cost of revenue(1)	124,963	80,116	44,847	56%
Gross profit	41,320	40,082	1,238	3%
Operating expenses:
Sales and marketing(1)	13,645	9,455	4,190	44%
Research and development(1)	4,943	5,848	(905)	(15)%
General and administrative(1)	45,670	30,403	15,267	50%
Transaction expenses	2,667	432	2,235	517%
Total operating expense	66,925	46,138	20,787	45%
Loss from operations	(25,605)	(6,056)	(19,549)	(323)%
Interest expense, net	(138)	(13)	(125)	(962)%
Gain on disposal of assets	39	1	38	3,800%
(Loss) gain on foreign currency	(7,519)	21,099	(28,618)	(136)%
Total other (expense) income	(7,618)	21,087	(28,705)	(136)%
(Loss) income before income taxes	(33,223)	15,031	(48,254)	(321)%
Income tax benefit (expense)	2,592	(4,618)	7,210	156%
Gain from equity method investment	1,817	2,092	(275)	(13)%
Net (loss) income	$(28,814)	$12,505	$(41,319)	(330)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended
	September 30,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$4,306	$144	$4,162	2,890%
Sales and marketing	1,965	997	968	97%
Research and development	2,532	1,390	1,142	82%
General and administrative	17,060	6,791	10,269	151%
Total stock-based compensation	$25,863	$9,322	$16,541	177%

Revenue

Revenue was $166.3 million for the three months ended September 30, 2025 compared to $120.2 million for the three months ended September 30, 2024. Revenue increased $46.1 million, or 38%.

Betting Technology, Content and Services revenue increased $24.4 million, or 28%, to $110.0 million for the three months ended September 30, 2025 from $85.6 million for the three months ended September 30, 2024. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings contributed $20.0 million to the increase, while another $4.4 million was attributable to new customer acquisitions.

Media Technology, Content and Services revenue increased $19.7 million, or 89%, to $41.8 million for the three months ended September 30, 2025 from $22.1 million for the three months ended September 30, 2024, driven by growth in the Americas region, primarily for programmatic advertising services.

Sports Technology and Services revenue increased $2.0 million, or 16%, to $14.5 million for the three months ended September 30, 2025 from $12.4 million for the three months ended September 30, 2024, primarily driven by an increase in sales of products built on GeniusIQ technology. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $4.2 million in the three months ended September 30, 2025 compared to $4.0 million in the three months ended September 30, 2024.

Cost of revenue

Cost of revenue was $125.0 million for the three months ended September 30, 2025, compared to $80.1 million for the three months ended September 30, 2024. The $44.8 million increase in cost of revenue includes a $4.2 million increase in stock-based compensation. Excluding stock-based compensation, cost of revenue increased $40.7 million, which was primarily driven by higher fees paid for data rights, higher media direct costs, and increased amortization of internally developed software costs and other amortization and depreciation.

Data and streaming rights costs were $60.7 million for the three months ended September 30, 2025, compared to $37.2 million for the three months ended September 30, 2024. The $23.5 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $22.4 million for the three months ended September 30, 2025, compared to $9.7 million for the three months ended September 30, 2024. The $12.7 million increase was driven by higher programmatic media revenues.

Amortization of capitalized software development costs was $12.6 million for the three months ended September 30, 2025, compared to $10.8 million for the three months ended September 30, 2024. The $1.7 million increase was driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $5.7 million for the three months ended September 30, 2025, compared to $3.9 million for the three months ended September 30, 2024. The increase was due to amortization on other acquired intangibles.

Sales and marketing

Sales and marketing expenses were $13.6 million for the three months ended September 30, 2025, compared to $9.5 million for the three months ended September 30, 2024. The $4.2 million increase includes a $1.0 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $3.2 million was primarily driven by higher overhead and partnership costs.

Research and development

Research and development expenses were $4.9 million for the three months ended September 30, 2025, compared to $5.8 million for the three months ended September 30, 2024. The $0.9 million decrease includes a $1.1 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding stock-based compensation, the decrease of $2.0 million was primarily due to Genius capitalizing a higher portion of internally developed software costs in the period.

General and administrative

General and administrative expenses were $45.7 million for the three months ended September 30, 2025, compared to $30.4 million for the three months ended September 30, 2024. The $15.3 million increase includes a $10.3 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $5.0 million was driven by higher litigation and related costs.

Transaction expenses

Transaction expenses were $2.7 million for the three months ended September 30, 2025 and $0.4 million for the three months ended September 30, 2024. Transaction expenses in the three months ended September 30, 2025 related to corporate transactions, including the acquisition of SIL. Transaction expenses in the three months ended September 30, 2024 related to corporate transactions, including the Credit Agreement.

Interest expense, net

Interest expense, net was constant at $0.1 million and less than $0.1 million for the three months ended September 30, 2025 and 2024, respectively.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $7.5 million and a foreign currency gain of $21.1 million for the three months ended September 30, 2025 and 2024, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax benefit (expense)

Income tax benefit was $2.6 million for the three months ended September 30, 2025 and income tax expense was $4.6 million for the three months ended September 30, 2024. The $7.2 million change to tax benefit was primarily due to the change in deferred tax on intangible assets in overseas jurisdictions.

Gain from equity method investment

Gain from equity method investment was $1.8 million and $2.1 million for the three months ended September 30, 2025 and 2024, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Net (loss) income

Net loss was $28.8 million and net income was $12.5 million for the three months ended September 30, 2025 and 2024, respectively.

Nine Months Ended September 30, 2025 Compared to the Nine Months Ended September 30, 2024

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Nine Months Ended
	September 30,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Revenue	$428,993	$335,363	$93,630	28%
Cost of revenue(1)	343,584	254,106	89,478	35%
Gross profit	85,409	81,257	4,152	5%
Operating expenses:
Sales and marketing(1)	39,357	27,531	11,826	43%
Research and development(1)	22,615	19,683	2,932	15%
General and administrative(1)	144,705	82,855	61,850	75%
Transaction expenses	5,452	2,524	2,928	116%
Total operating expense	212,129	132,593	79,536	60%
Loss from operations	(126,720)	(51,336)	(75,384)	(147)%
Interest income, net	855	1,001	(146)	(15)%
Gain (loss) on disposal of assets	26	(18)	44	244%
Gain on foreign currency	31,722	17,190	14,532	85%
Total other income	32,603	18,173	14,430	79%
Loss before income taxes	(94,117)	(33,163)	(60,954)	(184)%
Income tax benefit (expense)	302	(4,404)	4,706	107%
Gain from equity method investment	2,855	2,739	116	4%
Net loss	$(90,960)	$(34,828)	$(56,132)	(161)%

(1)
Includes stock-based compensation (including related employer payroll taxes) as follows:

	Nine Months Ended
	September 30,		Variance
	2025	2024	In dollars	In%
	(dollars, in thousands)
Cost of revenue	$48,327	$494	$47,833	9,683%
Sales and marketing	7,707	3,342	4,365	131%
Research and development	8,763	4,540	4,223	93%
General and administrative	63,369	26,183	37,186	142%
Total stock-based compensation	$128,166	$34,559	$93,607	271%

Revenue

Revenue was $429.0 million for the nine months ended September 30, 2025 compared to $335.4 million for the nine months ended September 30, 2024. Revenue increased $93.6 million, or 28%.

Betting Technology, Content and Services revenue increased $77.4 million, or 34%, to $304.1 million for the nine months ended September 30, 2025 from $226.6 million for the nine months ended September 30, 2024. Growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, growth and expansion in existing markets, and new service offerings contributed $65.4 million to the increase, while another $12.1 million was attributable to new customer acquisitions.

Media Technology, Content and Services revenue increased $10.7 million, or 14%, to $86.3 million for the nine months ended September 30, 2025 from $75.6 million for the nine months ended September 30, 2024, driven by growth in the Americas region, primarily for programmatic advertising services.

Sports Technology and Services revenue increased $5.5 million, or 17%, to $38.6 million for the nine months ended September 30, 2025 from $33.2 million for the nine months ended September 30, 2024, primarily driven by an increase in sales of products built on GeniusIQ technology. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $11.3 million in the nine months ended September 30, 2025 compared to $11.4 million in the nine months ended September 30, 2024.

Cost of revenue

Cost of revenue was $343.6 million for the nine months ended September 30, 2025, compared to $254.1 million for the nine months ended September 30, 2024. The $89.5 million increase in cost of revenue includes a $47.8 million increase in stock-based compensation. The remaining increase of $41.7 million was primarily driven by higher fees paid for data rights, higher media direct costs, and increased amortization of internally developed software costs, partially offset by lower other depreciation and amortization.

Data and streaming rights costs were $145.5 million for the nine months ended September 30, 2025, compared to $109.9 million for the nine months ended September 30, 2024. The $35.6 million increase was driven primarily by Genius’ official data rights strategy.

Media direct costs were $47.2 million for the nine months ended September 30, 2025, compared to $36.8 million for the nine months ended September 30, 2024. The $10.4 million increase was driven by higher programmatic revenues.

Amortization of capitalized software development costs was $36.7 million for the nine months ended September 30, 2025, compared to $30.6 million for the nine months ended September 30, 2024. The $6.1 million increase was driven primarily by Genius’ continued investment in new product offerings resulting in increased capitalization of internally developed software costs. Other amortization and depreciation was $12.2 million for the nine months ended September 30, 2025, compared to $24.9 million for the nine months ended September 30, 2024. The decrease was due to certain historically acquired intangible assets being fully amortized during the second and third quarter of fiscal year 2024.

Sales and marketing

Sales and marketing expenses were $39.4 million for the nine months ended September 30, 2025, compared to $27.5 million for the nine months ended September 30, 2024. The $11.8 million increase includes a $4.4 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $7.4 million was primarily driven by higher staff, overhead and partnership costs.

Research and development

Research and development expenses were $22.6 million for the nine months ended September 30, 2025, compared to $19.7 million for the nine months ended September 30, 2024. The $2.9 million increase includes a $4.2 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding stock-based compensation, the decrease of $1.3 million was primarily due to Genius capitalizing a higher portion of internally developed software costs in the period.

General and administrative

General and administrative expenses were $144.7 million for the nine months ended September 30, 2025, compared to $82.9 million for the nine months ended September 30, 2024. The $61.9 million increase includes a $37.2 million increase in stock-based compensation related to equity awards issued to management and employees. The remaining increase of $24.7 million was driven by litigation and related costs and corporate overheads.

Transaction expenses

Transaction expenses were $5.5 million for the nine months ended September 30, 2025 and $2.5 million for the nine months ended September 30, 2024. Transaction expenses in the nine months ended September 30, 2025 related to corporate transactions, including the acquisition of SIL, the underwritten public offering and the amendment to the Credit Agreement. Transaction expenses in the nine months ended September 30, 2024 related to corporate transactions, including the Credit Agreement.

Interest income, net

Interest income, net was constant, at $0.9 million and $1.0 million for the nine months ended September 30, 2025 and 2024, respectively.

Gain on foreign currency

Genius recorded a foreign currency gain of $31.7 million and a foreign currency gain of $17.2 million for the nine months ended September 30, 2025 and 2024, respectively, mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during those periods.

Income tax benefit (expense)

Income tax benefit was $0.3 million for the nine months ended September 30, 2025 and income tax expense was $4.4 million for the nine months ended September 30, 2024. The $4.7 million change to income tax benefit was primarily due to the change in deferred tax on intangible assets in overseas jurisdictions.

Gain from equity method investment

Gain from equity method investment was $2.9 million and $2.7 million for the nine months ended September 30, 2025 and 2024, respectively, due to Genius' share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $91.0 million and $34.8 million for the nine months ended September 30, 2025 and 2024, respectively.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as leasehold improvements, IT equipment, stadium equipment, and furniture and fixtures). Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Share Repurchase Program

On May 1, 2025, the Board of Directors approved a share repurchase program to repurchase up to $100.0 million of ordinary shares of the Company.

The timing and actual number of shares repurchased depends on a variety of factors, including price, general business and market conditions, and alternative investment opportunities, and is subject to the resolution of the shareholders adopted at the Company's Annual General Meeting on December 12, 2024 regarding the conditions for share repurchases and any subsequent shareholder resolutions regarding the Company’s repurchase of its shares. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares, and the share repurchase program may be suspended or discontinued at any time at the Company’s discretion.

The Company did not repurchase any shares in the three and nine months ended September 30, 2025, and the share repurchase program remains active.

Debt

Genius had less than $0.1 million and less than $0.1 million in debt outstanding as of September 30, 2025 and December 31, 2024, respectively.

In April 2024, Genius entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”), which was amended in July 2024 to include an additional $30.0 million contribution from Goldman Sachs Bank USA, and amended in March 2025 to include an additional $30.0 million contribution from Barclays Bank PLC and an additional $30.0 million contribution from Citizens Bank, N.A., increasing the total facility size to $180.0 million. The Credit Agreement was undrawn as at September 30, 2025.

During the second and third quarters of fiscal year 2024, the Company utilized the Credit Agreement to issue two letters of credit to a supplier to the value of GBP £46.0 million ($61.9 million). During the first quarter of fiscal year 2025, the Company utilized the Credit Agreement to increase the letter of credit to the same supplier to the value of GBP £92.0 million ($123.7 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility and does not constitute outstanding borrowings of the Company.

As of September 30, 2025, the Company had no outstanding borrowings under the Credit Agreement. As of September 30, 2025, the available facility value was $56.3 million.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Nine Months Ended September 30,
	2025	2024
	(dollars, in thousands)
Net cash used in operating activities	$(2,559)	$(4,775)
Net cash used in investing activities	(73,592)	(45,985)
Net cash provided by (used in) financing activities	143,983	(7,591)

Operating activities

Net cash used in operating activities decreased $2.2 million to $2.6 million for the nine months ended September 30, 2025 compared to net cash used in operating activities of $4.8 million for the nine months ended September 30, 2024. The decrease in net cash used in operating activities was a result of an improved net loss, adjusted for non-cash items, in 2025 compared to 2024, of $12.0 million offset by unfavorable changes in working capital of $9.8 million. In the nine months ended September 30, 2025, sustained revenue growth of 28% primarily from the improved performance from our Betting Technology, Content and Services was more than offset by higher stock-based compensation of $90.1 million, contributing to a $56.1 million increase in net loss compared to the nine months ended September 30, 2024. The increase in net loss was offset by an increase in non-cash items of $68.2 million, which was primarily due to higher stock-based compensation of $90.1 million, offset by a change in foreign currency remeasurement of $14.2 million and a decrease in depreciation and amortization of $6.8 million. Cash flows used in operating activities from changes in working capital were $53.3 million in the nine months ended September 30, 2025, compared to $43.5 million in the nine months ended September 30, 2024. This $9.8 million outflow from changes in working capital in 2025 compared to 2024 was primarily attributable to the following factors: (i) a $43.4 million outflow from changes in accounts receivable, primarily due to the timing of customer receipts from Betting Technology, Content and Services revenues; (ii) a $22.6 million outflow from changes in prepaid expenses, primarily due to the timing of supplier payments; (iii) a $12.0 million outflow from changes in contract assets, due to the timing of customer invoicing; (iv) a $10.6 million outflow from changes in accrued expenses, primarily due to the timing of supplier invoices; (v) a $9.2 million outflow from changes in other assets, primarily due to the timing of sales tax payments; and (vi) a $4.4 million outflow from the effect of business combinations, primarily due to the acquisition of SIL; offset by (vii) a $54.2 million benefit from changes in accounts payable, primarily due to the timing of supplier payments; (viii) a $30.9 million benefit from changes in deferred revenue, primarily due to Betting Technology, Content and Services revenues; and (ix) a $6.3 million benefit from changes in other current liabilities, primarily due to the timing of payments for other payables and provisions. Certain other items combined to result in an additional $0.9 million benefit from changes in working capital.

Investing activities

Net cash used in investing activities was $73.6 million and $46.0 million in the nine months ended September 30, 2025 and 2024, respectively. In the nine months ended September 30, 2025, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $45.9 million, purchases of property and equipment of $15.7 million, and the acquisition of SIL of $14.8 million, offset by distributions from equity method investments of $2.8 million. In the nine months ended September 30, 2024, investing cash flows primarily reflected internally developed software costs of $38.1 million and purchases of property and equipment of $9.4 million, offset by distributions from equity method investments of $1.6 million.

Financing activities

Net cash provided by financing activities was $144.0 million and net cash used in financing activities was $7.6 million in the nine months ended September 30, 2025 and 2024, respectively. In the nine months ended September 30, 2025, financing cash flows primarily reflect the issuance of 17,647,059 ordinary shares after completing an underwritten public offering, resulting in net proceeds of $144.0 million. In the nine months ended September 30, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•
Revenue Recognition
•
Internally Developed Software
•
Stock-based Compensation
•
Income Tax
•
Goodwill Impairment

Acquired Intangibles

Other intangibles represent the value to Genius of the incremental revenue growth that could potentially be obtained from deploying GeniusIQ technology on an exclusive basis in certain venues. Genius allocates the fair value of consideration transferred to acquire other intangibles based on their estimated fair values. Such valuations require Genius to make significant estimates and assumptions. Critical estimates in valuing other intangibles include, but are not limited to, future expected cash flows attributable to the acquired assets, useful lives, and discount rates.

Business Combinations

Genius accounts for acquisitions in accordance with ASC 805, Business Combinations (“ASC 805”). Genius allocates the fair value of consideration transferred to the tangible and intangible assets acquired, and liabilities assumed based on their estimated fair values. The excess of the fair value of consideration transferred over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require Genius to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired data rights, acquired technology, and acquired marketing products, useful lives, and discount rates.

Genius’ estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual values may differ from estimates. Allocation of consideration transferred to identifiable assets and liabilities affects Genius’ amortization expense, as acquired finite-lived intangible assets are amortized over their useful lives, whereas any indefinite lived intangible assets, including goodwill, are not amortized. During the measurement period, which is not to exceed one year from the acquisition date, Genius may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. See Note 17 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein. If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2024 20-F.

Recent Developments

dMY Litigation

On September 12, 2023 a claim was filed in the Court of Chancery of Delaware against dMY (the special purpose acquisition company ("SPAC") that merged with the Genius legacy business to create Genius Sports Limited) and the directors of dMY. The claim relates to matters pre-merger. The Company would be liable for damages and costs awarded.

On October 10 2025, the parties informed the Court that they have reached a settlement of all claims, which must be reviewed and approved by the Court. Following Court approval, and in satisfaction of its indemnification obligations, the Company will make a payment on behalf of the indemnified defendants towards the agreed settlement. The expected settlement contribution is included within other current liabilities as of September 30, 2025.